

Important Notice Regarding the Availability of
Proxy Materials for the Shareholder Meeting
to be Held on May 19, 2011

This notice is to inform you that the proxy materials for the 2011 Annual Shareholders' Meeting are available through Trinity Capital Corporation's website. We have again delivered your Annual Report and Proxy Statement via the Internet. We believe this means of delivery embraces our values of Innovation and Social Responsibility and will reduce waste as well as the costs associated with printing and mailing. Enclosed is a Proxy for each of your accounts. You may use these to complete your vote by mail or in person at the Annual Meeting. You also have the ability to vote online. You can find instructions for voting online in this Notice. **If you vote online and do not wish to change your vote, please do not complete and return the enclosed Proxy.**

The following materials are available for review at: **http://www.lanb.com/annual-report.aspx.**

      

2010 Annual Report   2011 Proxy Statement   2011 Shareholder Meeting Invitation

If you wish to receive a printed copy of these documents, you must request one. There is no charge for requesting a printed copy and we will send one within three business days. Please make your request for printed materials through one of the contacts listed below. You may request materials at any time; however, to ensure delivery prior to the Annual Meeting, please make your request prior to May 15, 2011.

This communication is not a form for voting and presents only an overview of the more complete proxy materials that are available to you on the Internet or mail. We encourage you to access and review all of the important information contained in the proxy materials prior to voting.

2011 Annual Shareholders Meeting

Shareholders of Trinity Capital Corporation are invited to the 2011 Annual Meeting.

Date: May 19, 2011

Time: 5:00 p.m.—Cocktails and Hors d'oeuvres
6:00 p.m.—Annual Meeting

Place: Hilltop House Hotel
Tyuonyi Room (Third Floor)
400 Trinity Drive
Los Alamos, New Mexico 87544

Contact Trinity Capital Corporation

If you would like to request a physical copy of the Proxy Materials, do not receive a Proxy or need any assistance voting, please contact the Trinity Capital Corporation Stock Representatives, Taylor Guskey or Danette Clark, at the following telephone numbers, e-mail address or mailing address:

Internet—
www.lanb.com/annual-report.aspx

E-mail—
tcc@lanb.com

Telephone—
1-800-525-9634
Taylor Guskey - 505-662-1099
Danette Clark - 505-662-1036

U.S. Mail—
Trinity Capital Corporation
Post Office Box 60
Los Alamos, New Mexico 87544

Voting Matters

The following items are to be voted upon at the 2011 Annual Shareholders Meeting:

Item I—Election of Directors: The Board of Directors has nominated three persons to serve as Class II directors, each of whom is an incumbent director. The Nominees are: Jerry Kindsfather, Steve W. Wells and Robert P. Worcester. The Board of Directors recommends that you vote your shares **"FOR"** each of the director nominees.

Item II—Ratification of Auditors: Trinity's Audit Committee has selected Moss Adams, LLP to serve as our independent registered public accounting firm for the year ending December 31, 2011. The Board of Directors recommends you vote your shares **"FOR"** the ratification of Moss Adams, LLP.

Item III—Approval of Resolution on Executive Compensation: Trinity's Board of Directors set forth an advisory resolution endorsing the compensation program for Trinity's Named Executive Officers which states:

> "**Resolved,** that the shareholders approve the compensation of Trinity Capital Corporation's executives as disclosed in the Compensation Discussion and Analysis, the compensation tables, and the accompanying narrative disclosures contained in the Proxy Statement dated April 8, 2011."

This vote is advisory, meaning that it will not be binding upon the Board of Directors; however, the Compensation Committee may take into account the outcome of the vote when considering future executive compensation arrangements. The Board of Directors urges shareholders to endorse the compensation program for Trinity's Named Executive Officers by voting **"FOR"** the resolution.

How to Vote Your Shares

Shareholders of record as of the close of business on March 31, 2011, will be entitled to vote their shares at the Annual Meeting. Your vote is very important. If you are the record holder of your shares, you may vote online, by mail, or in person at the meeting.

Voting Online: To vote online, you will need the Holder ID and Verification Code provided on the top of your Proxy to authenticate your identity, vote your shares, and confirm that your vote has been properly recorded. Please have this information available and go to http://www.lanb.com/Annual-Report.aspx or on LANB's website (www.lanb.com) click on the link to "TCC Annual Report." Click on the words "Vote Here" and enter the Holder ID and Verification Code found at the top of the enclosed Proxy. Please click on the radio buttons to select how you wish to vote on the electronic Proxy then click once on the "Submit" button. You will then be taken back to the Annual Meeting webpage and have completed your vote. You may log on and vote 24 hours a day, 7 days a week. The deadline to vote online is 6:00 p.m. MT on May 19, 2011. **IF YOU VOTE ONLINE AND DO NOT WISH TO CHANGE YOUR VOTE, PLEASE DO NOT COMPLETE AND RETURN THE ENCLOSED PROXY.**

Voting by Mail: To vote by mail, complete and sign the Proxy that is enclosed and return it in the accompanying pre-addressed envelope. No postage is required if mailed in the United States.

Voting in Person: To vote in person, please come to the meeting. We will distribute written ballots to anyone who wants to vote at the meeting. Please note: if your shares are held in the name of your broker or fiduciary, you will need to obtain a legal proxy from your broker or fiduciary in order to vote in person at the meeting.

If you have multiple accounts, you must submit a Proxy or vote in person for each account to ensure all accounts are voted. Even if you plan to attend the Annual Meeting, you should vote online or sign and return your Proxy in advance of the Annual Meeting in case your plans change.

If you mark your electronic or physical Proxy to indicate how you want your shares voted your shares will be voted as you instruct. If you submit a Proxy but do not provide voting instructions, the shares represented by your Proxy will be voted **"for"** all three nominees named in the Proxy Statement; **"for"** the ratification of Trinity's auditors; and **"for"** the advisory resolution on executive compensation and in accordance with the judgment of the proxy holders on any other matter properly brought before the meeting and any adjournments and postponements of the meeting.

**PROXY FOR COMMON SHARES SOLICITED ON BEHALF OF THE BOARD
OF DIRECTORS FOR THE ANNUAL MEETING OF SHAREHOLDERS OF
TRINITY CAPITAL CORPORATION TO BE HELD ON MAY 19, 2011**

The undersigned hereby appoints **Jill Cook and Tim Doyle**, or either one of them acting in the absence of the other, with power of substitution, attorneys and proxies, for and in the name and place of the undersigned, to vote the number of common shares that the undersigned would be entitled to vote if then personally present at the Annual Meeting of shareholders, to be held at the **Hilltop House Hotel located at 400 Trinity Drive, Los Alamos, New Mexico, on the 19th day of May 2011 at 6:00 p.m.**, or any adjournments or postponements of the meeting, upon the matters set forth in the Notice of Annual Meeting and Proxy Statement, receipt of which is hereby acknowledged, as follows:

ITEM I.   ELECTION OF DIRECTORS:

FOR all nominees   **FOR** only nominees as marked below   **WITHHOLD AUTHORITY** to vote for all nominees

☐   ☐ Jerry Kindsfather   ☐
                                        ☐ Steve W. Wells
                                        ☐ Robert P. Worcester

ITEM II.   RATIFICATION OF THE APPOINTMENT OF MOSS ADAMS, LLP as Trinity's independent public accountants for the year ending December 31, 2011:

For ☐   **Against** ☐   **Abstain** ☐

ITEM III.   APPROVAL OF THE ADVISORY RESOLUTION on the 2010 compensation of Trinity's named executive officers:

For ☐   **Against** ☐   **Abstain** ☐

OTHER ITEMS: In accordance with their discretion, upon all other matters that may properly come before said meeting and any adjournments or postponements of the meeting.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER(S). IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED "FOR" ALL NOMINEES LISTED UNDER ITEM I, "FOR" ITEM II AND "FOR" ITEM III.

Dated: _____, 2011

Signature(s) _____

NOTE: PLEASE DATE PROXY AND SIGN IT EXACTLY AS NAME OR NAMES APPEAR ON THE LABEL ABOVE. ALL JOINT OWNERS OF SHARES MUST SIGN. STATE FULL TITLE WHEN SIGNING AS EXECUTOR, ADMINISTRATOR, TRUSTEE, GUARDIAN, ETC. PLEASE RETURN SIGNED PROXY CARD